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Filed by OnDisplay, Inc.
Subject Company:  OnDisplay, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 000-28455



           VIGNETTE CORPORATION AND ONDISPLAY, INC.'S REQUEST FOR
          EARLY TERMINATION OF HSR WAITING PERIOD HAS BEEN APPROVED

Austin, TX and San Ramon, CA, June 14, 2000 - Vignette Corporation (Nasdaq:
VIGN) and OnDisplay, Inc. (Nasdaq: ONDS) announced today that the US antitrust authorities have granted their request for early termination of the 30-day waiting period with respect to Vignette's exchange offer for shares of OnDisplay common stock under the Hart-Scott-Rodino Act.

     Vignette's offer to exchange 1.58 shares of Vignette common stock for each outstanding share of OnDisplay common stock that is validly tendered and not properly withdrawn will expire at 12:00 midnight, New York City time, on June 29, 2000, unless extended.

About Vignette Corporation

Vignette Corporation is the leading supplier of eBusiness applications. Vignette's products enable businesses to create and extend relationships with prospects and customers and ease high-volume transaction exchanges with suppliers and partners, all of which enhances customer satisfaction. Vignette powers more than 600 leading eBusinesses. Headquartered in Austin, Texas, Vignette Corporation has offices located throughout Europe, Asia, and in Australia and can be found on the Web at http://www.vignette.com.

About OnDisplay

OnDisplay is a leading provider of B2B infrastructure software applications for powering next-generation e-business sites. OnDisplay's CenterStage product suite enables customers to increase their online selling effectiveness and extend their trading networks to suppliers and e-marketplaces. OnDisplay has provided critical B2B infrastructure software and services to such e-business pioneers as W.W. Grainger, Alta Vista's Shopping.com, Intelisys, Travelocity.com, OrderTrust, TPN Register, MicroWarehouse, FASTXchange.com, PurchasePro.com, Harbinger.net, Aspect Development and more. Founded in 1996, OnDisplay is a public company traded on the Nasdaq in the United States under the symbol
ONDS. Headquartered in San Ramon, California, OnDisplay can be reached at 1-800-508-8800 and at http://www.ondisplay.com.
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We urge investors and security holders to read the following documents regarding the exchange offer and the merger (described above), because they contain important information:

- Vignette's preliminary prospectus, prospectus supplements, final prospectus, and tender offer material.

- Vignette's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

-  OnDisplay's Solicitation/Recommendation Statement on Schedule 14D-9.

OnDisplay stockholders can obtain these documents, as well as the Vignette documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://www.sec.gov. These documents are also available from Vignette without charge upon request to its information agent, MacKenzie Partners, Inc., 156 Fifth Avenue, New York, NY 10010, (212) 929-5500 or call toll free (800) 322-2885.

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